EXHIBIT 99.1

Senstar Technologies Ltd.
10th F. Gibor Sport Tower	T: +972-74-794-5200
7 Menachem Begin Road
Ramat Gan 5268102, Israel	www.senstartechnologies.com

Senstar Awarded Major Oil Pipeline Project in Africa

Ramat Gan, Israel, March 1, 2023 – Senstar Technologies (NASDAQ: SNT), a leading provider of sensing and information management solutions for the protection of critical infrastructure, is pleased to announce that it has been awarded a significant oil pipeline project in Africa. The project will reinforce the security of a major pipeline.

"Senstar will provide a comprehensive perimeter intrusion detection system to equip multiple sites with innovative fiber optic technologies,” said Managing Director of Senstar, Fabien Haubert. “Together with local partners, we will work on a multi-layered solution that maximizes safety and security. We will also be providing a range of support services to ensure a smooth, ongoing operation.”

About Senstar Technologies

With innovative perimeter intrusion detection systems (including fence sensors , buried sensors , and above ground sensors ), intelligent video-management , video analytics , and access control , Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance and unify support. For 40 years, Senstar has been safeguarding people, places and property for organizations around the world, with a special focus in utilities , logistics , correction facilities , and energy markets.

For more information, visit the Company's website at www.senstartechnologies.com.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company's operations, the demand for the Company's products, global supply chains and economic activity in general.

For more information:

Senstar Technologies: Tomer Hay Chief Financial Officer Tel: +972-74-794-5200 Tomer.Hay@senstar.com	IR Contact: Kim Rogers Managing Director Hayden IR +1 541-904-5075 Kim@HaydenIR.com